Evo Acquisition Corp.

10 Stateline Road

Crystal Bay, Nevada

VIA EDGAR

December 2, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Jeffrey Lewis and Kristi Marrone

Re:	Evo Acquisition Corp.
Form 10-K for the Year Ended December 31, 2021
Filed March 28, 2022
File No. 001-40029

Dear Mr. Lewis and Ms. Marrone,

Evo Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on October 18, 2022, regarding the Form 10-K for the year ended December 31, 2021, submitted to the Commission on March 28, 2022.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to Form 10-K for the year ended December 31, 2021 (the “Amendment No. 1”), which is being filed with the Commission contemporaneously with the submission of this letter.

Form 10-K for the Year Ended December 31, 2021

General

1. We note your response to comment 1 and your disclosure in Item 9A that your disclosure controls and procedures were not effective during the year ended December 31, 2021 due to a material weakness in your internal control over financial reporting. Please note that Item 307 of Regulation S-K requires disclosure of the conclusions of the registrant's principal executive and principal financial officers as of the end of the period covered by the report, in this case as of December 31, 2021. Revise your disclosure to specifically state management's assessment of the effectiveness of disclosure controls and procedures as of December 31, 2021 and management's assessment of internal control over financial reporting as of December 31, 2021. Also note that pursuant to Item 308 of Regulation SK, management is not permitted to conclude that a registrant's internal control over financial reporting is effective if there are one or more material weaknesses in the registrant's internal control over financial reporting.

Response: The Company respectfully advises the Staff that it has today filed Amendment No. 1 to Form 10-K to revise Item 9A. Controls and Procedures. The revised disclosure is intended to address the Staff comment.

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We thank the Staff for the review of the foregoing. If you have further comments, please feel free to contact our counsel, Jeffrey Rubin, at jrubin@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Richard Chisholm
Richard Chisholm, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP